CANARY WHARF
GROUP PLC

82-4997

02 APR -2 AM 8:56

02028186

JRG/AM/1900
10 December 2001

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to dealings in shares and share buy-back, restructuring and a recent agreement.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-020-7418-2312.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Yours sincerely

J R Garwood
Group Company Secretary

Canary Wharf Group plc
One Canada Square Canary Wharf London E14 5AB Tel: +44 (020) 7418 2000 Fax: +44 (020) 7418 2222
Registered in England and Wales No. 4191122

Canary Wharf Group - Re Agreement

RNS Number:9055N
Canary Wharf Group PLC
29 November 2001

29 November 2001

Canary Wharf Group plc in agreement with British Waterways Board

Canary Wharf Group plc ("Canary Wharf") and British Waterways Board ("BWB") have entered into an agreement capable of being exercised by Canary Wharf relating to the removal of a restrictive covenant affecting the remaining development sites within Canary Wharf and various operational matters relating to the dock areas.

With the letting to Barclays the total of space built or under construction at Canary Wharf is 14 million sq ft. The agreement with BWB for 1.7 million sq ft increases the area of potential development within existing planning approvals to 15.7 million sq ft. This excludes the development sites which were acquired last year at North Quay and Riverside.

The conclusion of these agreements will ensure that Canary Wharf can complete the development to its full potential for the benefit of tenants and shareholders.

* ends -

For further information please contact:

George Iacobescu

Chief Executive

Canary Wharf Group plc

Tel: 020 7418 2000

Wendy Timmons or David Beck

Bell Pottinger Financial

Tel: 020 7861 3890/ 7861 3864

END

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Canary Wharf Group - Restructuring

RNS Number:1109O
Canary Wharf Group PLC
3 December 2001

Canary Wharf Group plc

3 December 2001

Court sanctions new holding company, New Canary Wharf plc

Canary Wharf Group plc ("CWG") announces that the High Court has today sanctioned its Scheme of Arrangement to introduce a new holding company, New Canary Wharf plc, to be renamed Canary Wharf Group plc ("New Canary Wharf"). This Scheme of Arrangement was approved in principle at the meetings of shareholders held on 14 November 2001.

It is expected that 651,778,264 ordinary shares (including 1,544,000 ordinary shares in respect of block listings) of New Canary Wharf will be admitted to the Official List, that Crest accounts will be credited and that dealings in New Canary Wharf will commence on the London Stock Exchange on Tuesday 4 December 2001. CWG shares will be delisted at the same time and Crest accounts for these shares cancelled.

Contact:

John Garwood, Group Company Secretary

Canary Wharf Group plc

Telephone: 020 7418 2312

END

MSCUOOBRAVRURAA

RNS Number:17950
Canary Wharf Group PLC
4 December 2001

Canary Wharf Group plc

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 625,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 453.0271p per share.

Enquiries

Duncan Hunter   Cazenove & Co. Ltd   020 7588 2828.

END
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Canary Wharf Group - Director Shareholding

RNS Number:2399O
Canary Wharf Group PLC
5 December 2001

Notification of directors dealings in shares

1 Name of company
CANARY WHARF GROUP PLC

2 Name of directors
AP ANDERSON AND G IACOBESCU AS BENEFICIARIES OF AN EMPLOYEE TRUST ESTABLISHED FOR THE BENEFIT OF ALL EMPLOYEES PARTICIPATING IN THE CANARY WHARF ALL EMPLOYEE SHARE PLAN (AS APPROVED BY THE INLAND REVENUE UNDER SCHEDULE 8 OF THE FINANCE ACT 2000).

3 Please state whether notification indicates that it is in respect of a holding of the director named in 2 above or a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
HELD BY DIRECTORS AS BENEFICIARIES UNDER THE TRUST TOGETHER WITH OTHER EMPLOYEES

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
CAPITA IRG TRUSTEES LIMITED RE CANARY WHARF AESOP

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6 Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary
ACQUISITION BY CAPITA IRG TRUSTEES LIMITED ON BEHALF OF THE CANARY WHARF ALL EMPLOYEE SHARE PLAN TRUST

7 Number of shares/amount of stock acquired
81 AP Anderson
81 G Iacobescu

8 Percentage of issued class
0.000001% AP Anderson
0.000001% G Iacobescu

9 Number of shares/amount of stock disposed
NIL

10 Percentage of issued class
NIL

11 Class of security
1p ordinary

12 Price per share
457.7356 pence

13 Date of transaction
30 November 2001

14 Date company informed
04 December 2001

15 Total holding following this Notification
3,191 AP Anderson
3,038 G Iacobescu

16 Total percentage holding of issued class following this notification
0.00005% AP Anderson
0.00005% G Iacobescu

24 Name of contact and telephone number for queries
John Garwood - 020-7418 2312

25 Name and signature of authorised company official responsible for making this notification
J R Garwood - Company Secretary

Date of notification: 5 December 2001

END
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RNS Number:24750
Canary Wharf Group PLC
5 December 2001

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 290,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 459.0958p per share.

Enquiries

Duncan Hunter   Cazenove & Co. Ltd   020 7588 2828.

END
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RNS Number:3912O
Canary Wharf Group PLC
7 December 2001

Purchase of own shares

Canary Wharf Group plc announces that it has today purchased for cancellation 119,372 of its ordinary shares from Cazenove & Co. Ltd at a price of 459.5p per share.

Enquiries

Duncan Hunter   Cazenove & Co. Ltd   020 7588 2828.

END
POSILFFDFLLDIIL